UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of June 2007
Commission File Number 1—13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
     China Yuchai International Limited’s (“CYI”) subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), has agreed to extend the maturity date of the Rmb 205 million loans due to Yuchai from Yuchai Marketing Co., Ltd (“YMCL”) from the previous maturity date of June 1, 2007 to a new maturity date of May 30, 2008. YMCL is wholly-owned by Coomber Investments Limited (“Coomber”), a shareholder of CYI, and Guangxi Yuchai Machinery Group Company Limited (the “State Holding Company”), a shareholder of Yuchai. The loans bear interest at the rate of 6.57% per annum. The loans are secured by guarantees from Coomber and the State Holding Company.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: June 6, 2007

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
Name	:	Philip Ting Sii Tien
Title:		Chief Financial Officer and Director